EXHIBIT 12.1

RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

The consolidated ratios of fixed charges and preferred stock dividends to earnings for each of the five years indicated below and the nine months ended September 30, 2017 and 2016 are as follows:

	Nine Months
	Ended September 30,		Year Ended December 31,(1)
	2017	2016	2016	2015	2014	2013	2012
Earnings:
Income before income taxes	$34,545	$25,501	$32,713	$27,781	$24,256	$26,924	$27,989
Plus interest expense	11,064	12,087	20,537	13,854	13,222	13,503	14,322

Earnings including interest on deposits	45,609	37,588	53,250	41,635	37,478	40,427	42,311
Less interest on deposits	5,315	4,923	6,616	5,559	5,257	5,672	6,206

Earnings excluding interest on deposits	$40,294	$32,665	$46,634	$36,076	$32,221	$34,755	$36,105

Fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits and capitalized interest	$11,064	$12,087	$20,537	$13,854	$13,222	$13,503	$14,322
Preferred stock dividend requirement (pre-tax):	—	42	42	125	133	370	481
Less interest on deposits	5,315	4,923	6,616	5,559	5,257	5,672	6,206

Excluding interest on deposits	$5,749	$7,206	$13,963	$8,420	$8,098	$8,201	$8,597

Ratio of earnings to fixed charges:
Including interest on deposits	4.12	3.11	2.59	3.01	2.83	2.99	2.95
Excluding interest on deposits	7.01	4.56	3.35	4.35	4.05	4.44	4.45
Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits	4.12	3.10	2.59	2.98	2.81	2.91	2.86
Excluding interest on deposits	7.01	4.53	3.34	4.28	3.98	4.24	4.20

1.	No shares of preferred stock were outstanding until December 19, 2008, when Horizon issued to the U.S. Department of the Treasury 25,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) pursuant to the Treasury’s Capital Purchase Program under the Troubled Asset Relief Program. On November 10, 2010, Horizon redeemed 6,250 shares of Series A Preferred Stock. On August 25, 2011, Horizon redeemed the remaining 18,750 shares of Series A Preferred Stock and also issued to the Treasury 12,500 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”). Effective February 1, 2016, Horizon redeemed all of the Series B Preferred Stock.